Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132-02692)
July 21, 2009
EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF PARIS RE HOLDINGS LIMITED
ON AUGUST 11, 2009
Dear Shareholders,
On July 4, 2009, PartnerRe Ltd., a Bermuda exempted company (“PartnerRe”), entered into a number of definitive agreements relating to its acquisition of all the outstanding shares of PARIS RE Holdings Limited (“PARIS RE” or the “Company”), in a multi-step transaction. Under the terms of these agreements, PartnerRe expects to issue approximately 24.2 million PartnerRe common shares in exchange for the approximately 80.6 million PARIS RE common shares currently outstanding (net of treasury shares), assuming an exchange ratio of 0.30 PartnerRe common shares for each PARIS RE common share. Additionally, PartnerRe expects to issue up to 1.4 million PartnerRe common shares in exchange for up to the approximately 8.5 million PARIS RE warrants currently outstanding. As a result of the exchanges current PARIS RE shareholders will own approximately 31% of PartnerRe and current PartnerRe shareholders will own approximately 69% of PartnerRe upon completion of the transaction. The exchange ratio is subject to adjustment in certain cases as described below.
During its meeting held on June 30, 2009, the Board of Directors of the Company unanimously approved the Transaction Agreement described below, which was entered into with PartnerRe on July 4, 2009 (the “Transaction Agreement”) and the Securities Purchase Agreement (the “Block Purchase Agreement”) entered into with PartnerRe and certain investment entities affiliated with Stone Point Capital, Hellman & Friedman, Vestar Capital Partners, Crestview Partners, New Mountain and Caisse de Dépôt et Placement du Québec (collectively, the “Block Sellers”) that collectively own approximately 57% of PARIS RE’s outstanding shares. During its meeting, the Board of Directors also unanimously determined that the transaction was fair to and in the best interest of the Company and its shareholders and recommended that (i) if the Exchange Offer (as defined below) were filed with the Autorité des Marchés Financiers (the French securities regulator) (the “AMF“) as of the date of its meeting of June 30, 2009, in accordance with the terms and conditions set forth in an exhibit in the Transaction Agreement, the Company’s shareholders accept the Exchange Offer and tender their shares and warrants in the Exchange Offer, and (ii) if the Merger (as defined below) were to be approved on the date of its meeting of June 30, 2009, in accordance with the terms of the draft merger agreement attached as an exhibit to the Transaction Agreement, the Company’s shareholders adopt and approve the Merger.
In making such decision, PARIS RE’s Board of Directors considered a number of factors, including (i) the expected enhanced strategic position and market opportunities resulting from the combined financial resources of PARIS RE and PartnerRe, (ii) the increased capital efficiency expected from the combination with PartnerRe, (iii) the benefits of increased product and geographic diversification, and (iv) the expected enhanced liquidity of the common shares of PartnerRe compared to the current liquidity of PARIS RE common shares. In addition, the Board considered the risk associated with the required time to close the transaction, and the potential for fluctuation in the value of PartnerRe shares, which represent a significant portion of the consideration offered to PARIS RE shareholders. The Board of Directors believes that greater scale, coupled with addition of capital and a more balanced business profile, should enhance the ability of the group
PARIS RE Holdings Limited – Poststrasse 30 – Postfach 851 – CH-6301 Zug - Tel.: +41 41 727 51 58
Internet : www.paris-re.com

after the combination to capitalize on emerging opportunities in various reinsurance market segments.
The Board of Directors considered that the exchange ratio of 0.30 PartnerRe common share for each PARIS RE common share combined with the cash distribution of CHF 4.17 (the Swiss Franc equivalent of US$3.85 as of July 7, 2009) is attractive for PARIS RE shareholders, since, based on a PartnerRe share price of US$64.60 on July 3, 2009, the Exchange Offer would value each PARIS RE common share at US$23.23 ((US$64.60 multiplied by 0.3) + US$3.85). This corresponds to a premium of 35% compared to the closing share price of €12.30 (or US$17.22 at an exchange rate of US$1.4/1€) on the same day and a premium of 40% over PARIS RE’s average share price the week before announcement. The consideration offered by PartnerRe represents a multiple of 1.06x tangible book value as of March 31, 2009 and 10.7x research analyst consensus earnings estimates for 2009, which compare favorably to comparable transactions in the last twelve months and trading levels for similar peers with similar profitability, business track record and outlook. The Board of Directors of PARIS RE received a fairness opinion from Credit Suisse to the effect that, subject to certain assumptions, qualifications, limitations and other matters (including the distribution of the Share Capital Repayment of the CHF equivalent of US$ 3.85), as of the date of such opinion, the exchange ratio provided in the Exchange Offer is fair, from a financial point of view, to the holders of PARIS RE shares. The fairness opinion from Credit Suisse does not cover the Block Sellers, any other holders of shares of the Company with whom PartnerRe or its affiliates have contracted to acquire shares of the Company on or before July 4, 2009, and PartnerRe and its affiliates. As indicated below under the headings I-2. “Transaction Agreement” and I-3.“Share Capital Repayment” both the Share Capital Repayment and the Exchange Offer are subject to a number of condition precedents.
During this meeting, the Board of Directors of the Company also convened this Extraordinary General Meeting (the “EGM”) of the shareholders in order for you to vote on (i) the appointment of new Directors subject to and effective upon closing of the Block Purchase, (ii) the amendments to the Company’s Articles of Incorporation to reduce the minimum number of the Directors on the Company’s Board of Directors from ten to six (Article 19) and to remove Article 34 thereof, which purports to require the filing of a cash tender offer by any entity which acquires more than one third of the voting rights and (iii) the approval of the Share Capital Repayment (as described below under the heading “Share Capital Repayment”). The Board of Directors recommends that you vote in favor of these proposals. The Block Sellers have agreed to vote in favor of such proposals and together have sufficient votes to approve such matters.
The purpose of this memorandum is to provide you with more details on the contemplated transaction and to explain the proposals of the Board of Directors to this EGM.
I.  Description of the transaction
               1-  Block Purchase
Pursuant to the Block Purchase Agreement, PartnerRe will purchase all of the PARIS RE common shares and warrants to purchase PARIS RE common shares held by the Block Sellers. The purchase price for PARIS RE common shares and warrants is 0.30 PartnerRe common shares per PARIS RE common share (the “Per Share Consideration”) and 0.167 Partner Re common shares per PARIS RE warrant (the “Per Warrant Consideration”), subject, in each case, as applicable, to the adjustments described below under the heading “Transaction Agreement.”
Consummation of the Block Purchase is subject to a number of conditions, including (i) approval of PartnerRe’s shareholders of the issuance of new shares to be given as consideration to PARIS RE shareholders, (ii) approval of PARIS RE’s shareholders on proposals n°1, 2 and 3 described below, (iii) obtaining certain regulatory approvals and expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain foreign antitrust approvals, (iv) approval for listing of the PartnerRe common shares to be issued in the Exchange Offer and the Merger (each as described below) on the New York Stock Exchange and on Euronext Paris or another European Union stock exchange selected by PartnerRe, (v) evidence that the PartnerRe designees on PARIS RE’s Board of Directors, replacing the representatives of the Block Sellers, will comprise a majority of PARIS RE’s Board of Directors immediately following the closing of the Block Purchase (see proposal 1 below), (vi) an amendment to PARIS RE’s Articles of Incorporation to, among other things, remove Article 34 purporting to require a cash takeover bid for any acquisition of more than one-third of the PARIS RE voting rights (see proposal 3 below), (vii) subject to certain exceptions, the accuracy of representations and warranties and (viii) certain other customary closing conditions.
The Block Sellers have agreed to vote in favor of the proposals described below and together have sufficient votes to approve such matters. Please note that the Block Sellers are obligated to vote in favor of these matters irrespective of whether PARIS RE’s Board of Directors withdraws, changes or modifies its recommendation with respect to the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement in a manner that is adverse to PartnerRe. In addition, the Company’s Board of Directors is obligated under the Transaction Agreement to call and hold this EGM and to present each of the proposals described below at this EGM for consideration by you irrespective of whether the Company’s Board of Directors withdraws, changes or modifies its recommendation with respect to the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement in a manner that is adverse to PartnerRe.
Given the foregoing, you are invited to vote in favor of the following proposals:
•
Proposal n°1 related to the appointment of six executives from PartnerRe as members of the Company’s Board of Directors in replacement of Messrs. James D. Carey, Robert Hurst, Björn Jansli, Brian Modesitt, David R. Tunnell and Nicolas Zerbib resigning from their office, subject to and effective upon closing of the Block Purchase.

According to Article 20 para. 4 of the Company’s Articles of Incorporation, if, before the expiry of his or her term of office, a member of the Board of Directors should be replaced for whatever reason, the term of office of the newly elected member of the Board of Directors shall expire at the end of the normal term of office of his or her predecessor.
Based on this provision, the Board of Directors proposes to elect to the Board of Directors as follows:
-	Mr. Bruno Meyenhofer in replacement of Mr. James D. Carey for a term of office ending at the Annual General Meeting 2011;

-	Mr. Albert Benchimol in replacement of Mr. Robert Hurst for a term of office ending at the Annual General Meeting 2011;

-	Mr. Emmanuel Clarke in replacement of Mr. Björn Jansli for a term of office ending at the Annual General Meeting 2012;

-	Mr. Costas Miranthis in replacement of Mr. Brian Modesitt for a term of office ending at the Annual General Meeting 2011;

-	Mr. Tad Walker in replacement of Mr. David R. Tunnell for a term of office ending at the Annual General Meeting 2011; and

-	Mr. William Babcock in replacement of Mr. Nicolas Zerbib for a term of office ending at the Annual General Meeting 2010.
Messrs. Hans-Peter Gerhardt, Anthony Philip Hope, Jean Lanier, Roberto Mendoza and John Sinnott will remain members of the Board of Directors.
Curriculum vitae of the new Board designees are attached to this memorandum.
•	Proposal n°2 relating to the amendment of Article 19 of the Articles of Incorporation in order to reduce the minimum number of the Directors from ten to six.

•	Proposal n°3 relating to the deletion of Article 34 of the Articles of Incorporation.
As previously disclosed by the Company, the French and Swiss rules on mandatory public offers do not apply to PARIS RE because of its domicile in Switzerland and its listing in France on the

Eurolist by Euronext S.A. The purpose of Article 34, which requires any person who acquires more than one-third of PARIS RE’s voting rights to make a cash takeover bid to the remaining shareholders, was therefore to grant additional protection to the minority shareholders in the event that an offer is not deemed to be in the best interest of the shareholders. Since the Board of Directors determined the Exchange Offer to be in the best interest of the Company and its shareholders and the exchange ratio offered to the shareholders in the Exchange Offer is identical to the one offered in the Block Purchase, the Board proposes to delete Article 34.
               2- Transaction Agreement
Simultaneously with entering into the Block Purchase Agreement, PARIS RE and PartnerRe entered into the Transaction Agreement pursuant to which PartnerRe has agreed, subject to certain conditions, to commence a voluntary public exchange offer (the “Exchange Offer”) for all PARIS RE common shares and warrants not owned by PartnerRe immediately prior to the commencement of the Exchange Offer as promptly as practicable after the closing of the Block Purchase. The Exchange Offer will be conducted pursuant to French tender offer rules and, to the extent applicable, United States securities laws.
In the Exchange Offer, PartnerRe will offer to acquire PARIS RE common shares and warrants for the same Per Share Consideration and Per Warrant Consideration, as applicable, paid in the Block Purchase, subject, in each case, to the tangible book value adjustment described below. The Transaction Agreement provides that if, after completion of the Exchange Offer, PartnerRe owns at least 90% but less than 100% of PARIS RE’s common shares, PartnerRe will effect a compulsory merger (the “Merger”) in accordance with Swiss law pursuant to which PARIS RE will be merged into a wholly owned subsidiary of PartnerRe, with the subsidiary of PartnerRe surviving the Merger. The same Per Share Consideration paid in the Exchange Offer for each PARIS RE common share will be paid in the Merger.
The Transaction Agreement provides that if the percentage decline in a party’s tangible book value during the period from March 31, 2009 to the closing of the Block Purchase is more than 15% greater than the percentage decline in the other party’s tangible book value during the same period, the Per Share Consideration and Per Warrant Consideration will be adjusted upwards (if the percentage decline in PartnerRe’s tangible book value is greater than that of PARIS RE’s) or downwards (if the percentage decline in PARIS RE’s tangible book value is greater than that of PartnerRe’s) based on a formulaic adjustment. The formulaic adjustment provides that for each percentage point difference in excess of 15% in the parties’ relative declines in their tangible book values, the Per Share Consideration and Per Warrant Consideration will adjust upwards or downwards, as applicable, by 0.004. The tangible book value adjustment is capped such that the Per Share Consideration and Per Warrant Consideration will not increase or decrease by more than 0.10. If either PartnerRe or PARIS RE experiences a 40% or more relative decline in its tangible book value during the period from March 31, 2009 to the closing of the Block Purchase, the other party will have the right to terminate the Transaction Agreement and the Block Purchase Agreement. There will be no adjustments for declines in tangible book value occurring after the closing of the Block Purchase.
The Transaction Agreement further provides that the Per Share Consideration in the Exchange Offer and the Merger will be adjusted upwards to reflect any dividend declared on the PartnerRe common shares having a record date on or after the closing of the Block Purchase and prior to the settlement of the Exchange Offer.
PartnerRe’s obligation to commence the Exchange Offer following the closing of the Block Purchase is subject to a number of conditions, including (i) approval for listing of the PartnerRe common shares to be issued in the Exchange Offer and the Merger on the New York Stock Exchange and on Euronext Paris or another European Union stock exchange selected by PartnerRe, (ii) the Exchange Offer on the terms proposed having been declared compliant by the AMF without any requirement that PartnerRe provide for a cash alternative under the French tender offer rules, (iii) PartnerRe having a reasonable basis to believe that the opinion of the independent expert to be rendered under French law in connection with the Exchange Offer on the terms proposed would satisfy the requirements of French law and (iv) certain other customary conditions.
PARIS RE and PartnerRe have made customary representations, warranties and covenants in the Transaction Agreement, including, among others, covenants (i) to conduct their respective businesses in the ordinary course consistent with past practice between the execution of the Transaction Agreement and closing of the Block Purchase (and in the case of PARIS RE, until the effective time of the Merger), (ii) to cause shareholder meetings to be held in connection with the contemplated transaction to consider the matters required to be submitted for approval to the PARIS RE and PartnerRe shareholders irrespective of whether either party’s Board of Directors withdraws, changes or modifies its recommendation with respect to the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement in a manner that is adverse to the other party, (iii) not to solicit proposals relating to alternative business combination transactions and (iv) subject to certain exceptions, for their respective boards of directors to recommend the approval by its shareholders of the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement.
The Transaction Agreement and the Block Purchase Agreement contain certain termination rights for PARIS RE, PartnerRe and each Block Seller, as applicable, and the Transaction Agreement further provides that PartnerRe may be required to pay PARIS RE a termination fee of US$75 million upon termination of the Transaction Agreement either because (i) PartnerRe’s Board of Directors withdraws, changes or modifies its recommendation with respect to the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement in a manner that is adverse to PARIS RE or (ii) PartnerRe’s shareholders fail to approve such transactions at the PartnerRe shareholders meeting called for such purpose.
The Transaction Agreement provides that one of the existing members of PARIS RE’s Board of Directors unaffiliated with the Block Sellers will become a member of PartnerRe’s Board of Directors at the closing of the Block Purchase.
               3- Share Capital Repayment
Immediately prior to the Block Purchase, the Company intends to effect an extraordinary cash distribution by way of a reduction of the nominal value of all PARIS RE’s shares (the “Share Capital Repayment”). The Share Capital Repayment will amount to up to CHF 4.17 (the Swiss Franc equivalent of US$3.85 as of July 7, 2009) per PARIS RE common share and is subject to certain conditions described below. The Block Purchase Agreement and the Transaction Agreement contemplate that to the extent the full Share Capital Repayment is not paid prior to the closing of the Block Purchase due to, among other things, the failure to obtain all necessary regulatory approvals, PartnerRe will commit to pay or cause to be paid the remaining portion of the Share Capital Repayment (i) to the Block Sellers at the closing of the Block Purchase in the form of a promissory note and (ii) to the other PARIS RE shareholders immediately prior to the settlement of the Exchange Offer in cash by way of a capital distribution from PARIS RE. The Share Capital Repayment will not be paid if the Block Purchase does not close for any reason. In addition, to the extent that the Block Purchase closes, but all or a portion of the Share Capital Repayment is not paid immediately prior to the Block Purchase, the payment of the Share Capital Repayment to the remaining shareholders of PARIS RE (or remaining portion thereof) is conditioned on the Exchange Offer closing immediately following the payment.
During its meeting held on June 30, 2009, the Board of Directors approved the Share Capital Repayment and decided to structure such return of nominal value in two tranches in order to maintain financial flexibility in the amount of the return of capital in the event that for any reason, including – but not limited to – regulatory purposes, it would be preferable to implement a return of capital of less than CHF 4.17 per PARIS RE common share (See Proposals 4 and 5 below).
The two tranches of the capital reduction amount respectively to CHF2.17 (or approximately US$2.00 as of July 7, 2009) and CHF2.00 (or approximately US$1.85 as of July 7, 2009) per share and are conditioned upon (i) the satisfaction or waiver of the conditions to the closing of the Block

Purchase set forth in the Block Purchase Agreement (as it may be amended or modified) and the satisfaction or waiver of the conditions to the Share Capital Repayment set forth in the Transaction Agreement (as it may be amended or modified) and (ii) PARIS RE Holdings France having repaid respectively at least US$171,163,082 and US$158,325,850.85 of the intercompany loan granted by the Company or the Company has otherwise obtained sufficient financing for the same respective amount of the contemplated Share Capital Repayment, in each case, in accordance with the Transaction Agreement (as amended).
In order to pay the first tranche or both tranches of the Share Capital Repayment, the Company needs to obtain any required approvals and consents in a timely manner from governmental agencies, including the Swiss Financial Market Supervisory Authority (FINMA) or the Autorité de contrôle des assurances et des mutuelles (ACAM). The governmental agencies from which the Company will seek these approvals have broad discretion in administering the governing regulations. If the Company does not receive these approvals, or the approvals are conditioned on terms, conditions, obligations or restrictions that cannot be accepted by the Company under the terms of the Transaction Agreement, then the Company may not be able to effect the first or both of the tranches of the Share Capital Repayment immediately prior to the closing of the Block Purchase. In those circumstances, the Company will pay the Share Capital Repayment (or remaining portion thereof) immediately prior to the consummation of the Exchange Offer according to a mechanism agreed upon in the Transaction Agreement. Please note however that to the extent it is not paid prior to the closing of the Block Purchase, the Share Capital Repayment (or remaining portion thereof) will not be paid if the Exchange Offer is not consummated.
The Block Sellers have agreed to vote in favor of proposals n°4 and 5 approving the capital reductions of the Company and together have sufficient votes to approve such matters. Please note that the Block Sellers are obligated to vote in favor of these matters irrespective of whether PARIS RE’s Board of Directors withdraws, changes or modifies its recommendation with respect to the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement in a manner that is adverse to PartnerRe. In addition, the Company’s Board of Directors is obligated under the Transaction Agreement to call and hold this EGM and to present each of the proposals described below at this EGM for consideration by the Company’s shareholders irrespective of whether the Company’s Board of Directors withdraws, changes or modifies its recommendation with respect to the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement in a manner that is adverse to PartnerRe.
Given the foregoing, you are invited to vote in favour of these proposals n°4 and 5:
•	Proposal n°4 relating to the first tranche of the capital reduction in an amount of CHF2.17 (or approximately US$2.00 as of July 7, 2009) per share, subject to conditions above described.

The Company’s share capital would thus be reduced by CHF185,711,943.97 from CHF385,972,749.91 (or CHF 4.51 per share) to CHF200,260,805.94 (or CHF 2.34 per share).

•	Proposal n°5 relating to the second tranche of the capital reduction in an amount of CHF2.00 (or approximately US$1.85 as of July 7, 2009) per share, subject to conditions above described.

The Company’s share capital would additionally be reduced by CHF171,163,082.00 from CHF200,260,805.94 (or CHF 2.34 per share) to CHF29,097,723.94 (or CHF 0.34 per share).
Relationship between the Proposed Share Capital Reductions
Please note that, if for any reasons the share capital reduction of the first tranche cannot be implemented, the share capital reduction of the second tranche cannot be implemented either. On the contrary, the first tranche of capital reduction can be approved and implemented irrespective of the approval and implementation of the additional share capital reduction of the second tranche.
Ex-Date, Record Date and Repayment Date
The ex-date (i.e., the first trading day of the Company’s shares with the new nominal value) is expected to be on or about the closing date of the Block Purchase. The record date (i.e., the date determining the entitlement of the shareholders to the repayment) is expected to be on or about the trading day prior to the closing date of the Block Purchase. The Company expects to repay the reduction of nominal value, if approved by this EGM, as from the ex-date. Due in particular to the variety and the complexity of the conditions precedent of the Block Purchase, the date of closing of the Block Purchase cannot be known yet. In addition, given the share capital reduction procedure under Swiss law, the repayment of the approved reduction of nominal value is expected in any case not to occur prior to the end of October 2009.
4- Tender and Support Agreements
On July 4, 2009, as an inducement for PartnerRe to enter into the Block Purchase Agreement and the Transaction Agreement, Mr. Hans-Peter Gerhardt, the Chief Executive Officer of PARIS RE, and certain funds managed by OZ Management LP, entered into tender and support agreements with PartnerRe. Pursuant to these agreements, Mr. Gerhardt agreed to tender all of his PARIS RE warrants and the funds managed by OZ Management LP agreed to tender all of their PARIS RE common shares, representing approximately 6% of PARIS RE’s outstanding common shares, as promptly as practicable after commencement of the Exchange Offer.
The tender and support agreement entered into with the funds managed by OZ Management LP further provides that such funds will, at any meeting of the PARIS RE shareholders, vote (or cause to be voted) in favor of the approval of the matters required to be submitted for approval to the PARIS RE shareholders in order to consummate the Block Purchase and against, among other things, any action or agreement that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, or prevent or delay or adversely affect the consummation of the transactions contemplated by the Block Purchase Agreement and the Transaction Agreement.
II. Additional Information and Where to Find It
Additional information on the proposed transaction and the agreements referred to above may be found in the Form 8-K Current Report of PartnerRe dated July 4, 2009 filed with the United States Securities and Exchange Commission (the “SEC”) and in its exhibits, respectively (available at www.secinfo.com/dsVQx.s1jv.htm).
III. Mechanics
In order to vote at the EGM by proxy or in person, please refer to the process described under “Organizational Information” of the invitation to the shareholders.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE and PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission SEC in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.
Contact and information
Investor Relations Department – + 41 41 727 51 57 – investor.relations@paris-re.com

Bruno Meyenhofer
Chairman, Global
Partner Reinsurance Europe Limited
This position is responsible is responsible for Global business development. He also provides advice and counsel on strategic initiatives, and corporate and business development for the PartnerRe Group. He is a member of the PartnerRe Group Executive Committee.

 Employed since November 1998

Education:	Master of Mathematics, Fribourg University
MBA, INSEAD, Fontainebleau
ACII

Relevant Previous Experience:

November 1998 – July 2008:	CEO, PartnerRe Global

1987 – November 1998:	CEO, Winterthur Re and a member of the Winterthur Group
Executive Board with responsibility for global reinsurance
operations as well as for risk management.

Prior to 1987:	Six years with Allstate Re in Switzerland and London, and four years in the Life Reinsurance unit of Union Re.
 Nationality:     Swiss
 Languages:     German, French, and English

 Albert Benchimol
Executive Vice President, Chief Financial Officer
CEO, PartnerRe Capital Markets Group
This position is responsible for all aspects of the Company’s global financial operations, including financial reporting and control, treasury, actuarial, tax planning and capital management, as well as investor and rating agency relations. It is also responsible for Capital Markets which brings together the Company’s ART (alternative risk transfer) and investments functions in both the public markets (public equity strategies and fixed income) and private markets (principal finance, strategic investments and insurance linked securities).

 Employed since May 2000
 Education: B.Sc. and MBA – McGill University
 Relevant Previous Experience:
 1989 – 2000: Reliance Group Holdings Inc.
-	1998 – 2000 Senior Vice President, Treasurer and a member of the senior management team

-	1994 – 1998 Vice President, Treasurer
 1982 – 1989: Bank of Montreal (Montreal, Toronto, New York)
 Nationality: American
 Languages: English, French

Emmanuel Clarke
Head of BU Specialty
Global
This position is responsible for the management of the Global Specialty Lines business unit.

Employed:	since May 1995

Education:	MBA International Business (City University of New York, Finance and Investments)

Master Studies in Business Administration (Universite Paris, IX – Dauphine, specialized in Finance and Controlling)

Nationality:	French

Languages:	French, English, Polish
 Relevant Previous Experience:

2008	PartnerRe Zurich	Head of Specialty Lines

2006 - 2008	PartnerRe, Zurich	Head of Property and Casualty

2004 - 2006	PartnerRe, Zurich	Deputy Head of Specialty

2002 - 2004	PartnerRe, Paris	Head of Credit & Surety

1998 - 2001	PartnerRe, Paris	Senior Underwriter Credit & Surety

Costas Miranthis
Chief Executive Officer, Global
Partner Reinsurance Europe Limited
This position is responsible for the executive management of all Global operations at PartnerRe Global and is a member of the PartnerRe Group Executive Committee.
Employed since May 2002

Education:	BA/MA – Maths & Economics, Cambridge University

Fellow of the Institute of Actuaries
Relevant Previous Experience:

September 2007 – July 2008:	Deputy CEO, PartnerRe Global

May 2002 – September 2007:	Chief Actuary, PartnerRe Group

1986 – 2002:	Consulting Actuary, Tillinghast Towers Perrin. Started as an actuarial student, moved up to run the European non-life business, returning it to profitability and finally headed up the mergers and acquisition business in Europe
Nationality: British
Languages: Greek, English, French

Tad Walker
Executive Vice President,
Chief Underwriting Officer
This position is responsible for establishing and executing underwriting strategy for PartnerRe U.S. This includes development and maintenance of underwriting controls and guidelines, and management of all underwriting activities in the U.S. business units – Specialty Casualty, Standard Lines and Specialty Lines. Previously, he held the role of Head of Catastrophe for PartnerRe Global.

Employed:	since July 2002

Nationality:	American

Languages:	English, Spanish

Education:	BS, Foreign Service, Georgetown University
International Experience: London, Bermuda, Zurich, Latin America, Japan, Australasia
Career Highlights:
-	24 years of insurance and reinsurance experience
2002 -                    PartnerRe
-	Head of Catastrophe Reinsurance – managed a mature and successful business segment with significant volatility, capital consumption and margin. Successfully led a team of experienced underwriters and catastrophe modelers. Integrated new capital, ROE and risk management models into underwriting processes. Enhanced portfolio modeling and reporting capabilities. Led a thoughtful response to Katrina, Rita, Wilma which validated underwriting and risk management processes already established and maintained organizational confidence. Continued to trade through dislocation post KRW and positioned PRe to capitalize on opportunities.

-	Chief Underwriting Officer – integrated into, and took leadership of, an established and successful underwriting team. Maintained focus on underwriting processes and procedures while bringing a less autocratic style to the position.
1998 – 2002                     American Reinsurance Corporation
-	Financial Products Underwriter (finite). Learned how poor controls can blow up an operation. Recruited and successfully transferred out of division to the International Division.

-	Managed Latin American reinsurance operations. First significant HR challenge in managing 5 regional managers, with a staff of 50 people, in 5 offices in Latin America. Managed through a decentralized structure with various field operations building regional centers of competence (actuarial in Buenos Aires, claims in Santiago, finite underwriting in Mexico City, and Consulting services in Rio). Grew portfolio while maintaining underwriting profitability. Successfully positioned AmRe as a provider of non-traditional services, on strength of existing traditional platform. When MunichRe closed AmRe’s international operation, I approached PartnerRe.

1989 – 1998                Bacardi Limited
-	Joined the company at a time of consolidation of local franchises and led one of the first corporate functions (risk management). Gained experience in risk management (identification, evaluation, mitigation). Negotiated the balance between local operating independence and central corporate governance, while consolidating risk management practices. Founded two successful captive insurance companies and assumed first P&L responsibility.

-	Transferred to Bermuda and assumed role as CEO of JV company (Shippan Intl Ins. Co., a JV finite reinsurer with GenRe). Assumed significant P&L responsibility with GPW of $120 million and an asset base of $500 million. Early years focused on increasing client base. In later years, when interest rates increased substantially, company had a large and unexpected unrealized loss position. Work out included restructuring the investment portfolio, renegotiating contractual terms with GenRe, and providing regular reporting to the Board of Directors of Bacardi Limited. After successful work out, sold company to London Life Casualty.
1984 – 1989                 Sedgwick insurance Brokers (London & Boston)

Bill Babcock
Group Finance Director

This position has overall responsibility for the Group Finance functions including Group Finance and Reporting, Treasury and Tax.

Employed:	since August 2008

Education:	Bachelor of Science, Accounting, Wake Forest University, 1994

CPA

Nationality:	American

Languages:	English
Relevant Previous Experience:

2007 - 2008	Endurance Specialty Ltd., Bermuda, Chief Accounting Officer and

Director of Financial Operations

2002 - 2007	Endurance Reinsurance Corp. of America, White Plains, NY, Chief

Financial Officer

1998 - 2002	Converium Reinsurance Corp. of America, New York, NY, SVP,

Underwriter, non-traditional reinsurance

1990 - 1998	KPMG, Senior Manager, Amsterdam, The Netherlands, Insurance and

Capital Markets